SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Colony Resorts LVH Acquisitions, LLC

(Name of Issuer)

Class A Membership Units

(Title of Class of Securities)

Not Applicable

(CUSIP Number of Class of Securities)

Teresa Tsai, Esq.
Goldman, Sachs & Co.
85 Broad Street
New York, New York 10004

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 19, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

(continued on following pages)

SCHEDULE 13D

CUSIP No. N/A

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) WH/LVH Managers Voteco LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0.6
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0.6
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0.6
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.0%
14	TYPE OF REPORTING PERSON* 00

*	SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

(Page 2 of 11 Pages)

SCHEDULE 13D

CUSIP No. N/A

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Stuart M. Rothenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0.6
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0.6
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0.6
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.0%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

(Page 3 of 11 Pages)

SCHEDULE 13D

CUSIP No. N/A

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Brahm Cramer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0.6
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0.6
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0.6
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.0%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

(Page 4 of 11 Pages)

SCHEDULE 13D

CUSIP No. N/A

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Jonathan Langer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0.6
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0.6
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0.6
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.0%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

(Page 5 of 11 Pages)

Item 1.	Security and Issuer.

                This statement on Schedule 13D relates to the class A voting membership units (“Class A Units”) of Colony Resorts LVH Acquisitions, LLC, a Nevada limited liability company (the “Company”). The principal executive offices of the Company are located at 3000 Paradise Road, Las Vegas, Nevada 89109. The information set forth in the Exhibits attached hereto is hereby expressly incorporated herein by reference, and the responses to each item of the Schedule 13D is qualified in its entirety by the provisions of such Exhibits.

Item 2.	Identity and Background.

                (a)   This statement is being filed jointly by WH/LVH Managers Voteco LLC (“Voteco”), Stuart M. Rothenberg (“Rothenberg”), Brahm Cramer (“Cramer”) and Jonathan Langer (“Langer” and together with Voteco, Rothenberg and Cramer, the “Reporting Persons”). Messrs. Rothenberg, Cramer and Langer are the managing members of Voteco and collectively hold all of the membership interests in Voteco. The Reporting Persons are making this joint filing pursuant to the agreement (the “Joint Filing Agreement”) attached hereto as Exhibit 6, because they may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), although neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that such a group exists.

                (b)   The business address of the Reporting Persons is c/o Goldman Sachs & Co. at 85 Broad Street, New York, New York 10004.

                (c)   The principal business of Voteco is its investment in the Class A Units. Mr. Rothenberg’s principal occupation is head of the Real Estate Principal Investment Area (“REPIA”) of Goldman, Sachs & Co. (“Goldman Sachs”) and Chairman of the Investment Committee of the Whitehall Funds (as defined below), which are part of a family of opportunistic real estate funds sponsored and managed by Goldman Sachs. Mr. Cramer’s principal occupation is Chief Operating Officer of REPIA of Goldman Sachs and he is also a member of the Investment Committee of the Whitehall Funds. Mr. Langer’s principal occupation is head of U.S. acquisitions for REPIA of Goldman Sachs. Goldman Sachs is a leading global investment banking, securities and investment management firm. The address of Goldman Sachs is 85 Broad Street, New York, NY 10004.

                (d)   During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                (e)   During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order

(Page 6 of 11 Pages)

enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                (f)   Voteco is a Delaware limited liability company, Messrs. Rothenberg and Langer are United States citizens and Mr. Cramer is a Canadian citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

                On June 18, 2004, in connection with the acquisition of the Las Vegas Hilton, a hotel casino in Las Vegas, Nevada (the “Acquisition”), by the Company, pursuant to a Purchase and Sale Agreement (the “Purchase and Sale Agreement”), dated as of December 24, 2003, by and among the Company, LVH Corporation and Park Place Entertainment Corporation, Whitehall Street Global Real Estate Limited Partnership 2001 (the “Street Fund”), Whitehall Parallel Group Real Estate Limited Partnership 2001 (the “Parallel Fund”) and Whitehall Street Global Employee Fund 2001, L.P. (the “Employee Fund” and, together with the Street Fund and the Parallel Fund, the “Whitehall Funds”) acquired a 66-2/3% limited partnership interest in Colony Resorts LVH Coinvestment Partners, L.P., a Delaware limited partnership (“Coinvestment Partners”), for an aggregate capital contribution of $60,000,000. Coinvestment Partners owns 900,000 Class B non-voting membership units (“Class B Units”) of the Company, which it acquired for an aggregate capital contribution of $90,000,000. The Purchase and Sale Agreement is Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

                Pursuant to a Call Agreement (the “Call Agreement”), dated as of June 18, 2004, between the Whitehall Funds and Colony Resorts LVH Coinvestment Voteco, LLC (“Coinvestment Voteco”), Coinvestment Voteco agreed to sell to Messrs. Rothenberg, Cramer and Langer or a special purpose vehicle wholly-owned and controlled by them 0.6 Class A Units upon Messrs. Rothenberg, Cramer and Langer obtaining all necessary approvals and licenses from the Nevada State Gaming Control Board, the Nevada Gaming Commission and other relevant authorities. The Call Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference. Having obtained the necessary approvals, on July 19, 2006, Voteco, which was capitalized with the personal funds of Messrs. Rothenberg, Cramer and Langer, purchased 0.6 Class A Units at a purchase price of $60 from Coinvestment Voteco.

                Pursuant to a Transfer Restriction Agreement (the “Transfer Restriction Agreement”), dated as of July 19, 2006, among the Reporting Persons and Coinvestment Partners, Coinvestment Partners has the option (which it must transfer to an Approved Purchaser (as defined herein), subject to certain exceptions) to purchase the Class A Units held by Voteco upon the happening of certain events for the original purchase price paid by Voteco for such securities plus an interest factor, as described in the Transfer Restriction Agreement. The Transfer Restriction Agreement is attached hereto as Exhibit 3 and is incorporated herein by reference.

(Page 7 of 11 Pages)

Item 4.	Purpose of Transaction.

                The Class A Units acquired by the Reporting Persons were acquired to obtain a voting interest in the Company. Colony Resorts LVH Voteco, LLC, a Delaware limited liability company, owns 40% of the Class A Units and Coinvestment Voteco owns 20% of the Class A Units, as reported on separate Schedule 13D filings.

                Under the Company’s Amended and Restated Limited Liability Company Operating Agreement (the “Company LLC Agreement”), which is Exhibit 4 to this Schedule 13D and is incorporated by reference herein, the purchase of the Class A Units by Voteco entitles Voteco to appoint one member to the Board of Directors of the Company. Voteco has nominated Jonathan Langer as a member of the Company’s Board of Directors and on July 19, 2006, the members of the Company appointed Jonathan Langer as a member of the Company’s Board of Directors.

                Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5.	Interest in Securities of the Issuer.

                (a)   As of July 19, 2006, Voteco beneficially owns 0.6 Class A Units representing 40.0% of the outstanding Class A Units. As of July 19, 2006, Messrs. Rothenberg, Cramer and Langer, as the members of Voteco, are deemed to beneficially own 0.6 Class A Units representing 40.0% of the outstanding Class A Units.

                (b)   Each of the Reporting Persons has shared power to vote or direct the vote and, subject to the Transfer Restriction Agreement described below, shared power to dispose or direct the disposition of 0.6 Class A Units. Voteco’s power to dispose of such Class A Units is subject to the Transfer Restriction Agreement, pursuant to which Voteco may not transfer any Class A Units, except as provided in such Transfer Restriction Agreement. See “Item 6. Contracts, Arrangements, Understandings of Relationships with Respect to Securities of the Issuer.”

                (c)   On July 19, 2006, Voteco, under the direction of Messrs. Rothenberg, Cramer and Langer, purchased 0.6 Class A Units at an aggregate purchase price of $60 pursuant to the Call Agreement.

                (d)   None.

                (e)   Not applicable.

(Page 8 of 11 Pages)

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                The responses to Items 3 and 4 are incorporated herein by this reference.

                The Transfer Restriction Agreement provides, among other things, that (i) Coinvestment Partners has the option to purchase Class A Units from Voteco in connection with sales of Class B Units by Coinvestment Partners to a proposed purchaser who, in connection with such proposed sale, has obtained all licenses, permits, registrations, authorizations, consents, waivers, orders, findings of suitability or other approvals required to be obtained from, and has made all filings, notices or declarations required to be made with, all gaming authorities under all applicable gaming laws (an “Approved Purchaser,” and such sale, an “Approved Sale”), and (ii) Voteco will not transfer ownership of Class A Units owned by it except pursuant to such options of Coinvestment Partners. The Transfer Restriction Agreement provides that, unless Coinvestment Partners otherwise receives approval from applicable gaming authorities, Coinvestment Partners will assign such options to the applicable Approved Purchaser. The exercise price of Coinvestment Partners’ option on Class A Units has been set to reimburse Voteco its original cost of acquiring such shares, plus interest accruing at a rate of 6% per year on the original purchase price.

                The Company LLC Agreement provides that no membership units (“Membership Units”) or other securities issued by the Company and no interest therein or claim or charge thereto may be transferred, except in accordance with the provisions of the Gaming Laws (as defined in the Company LLC Agreement) and the regulations promulgated thereunder.

                All holders of Membership Units are party to the Company LLC Agreement, and employee unit holders (the “Employee Holders”) who are issued Membership Units from time to time are expected to become parties to the Company LLC Agreement. Pursuant to the LLC Agreement, in each case subject to certain exceptions, (i) the Company, Voteco, Coinvestment Voteco, Coinvestment Partners and Colony Resorts LVH Holdings, LLC (“Holdings”) have certain rights of first offer with respect to proposed sales of Membership Units by Employee Holders, (ii) with respect to Membership Units held by them, Qualified Members (defined therein) have certain “tag-along” rights in connection with sales of certain equity securities held by Voteco, Coinvestment Voteco, Coinvestment Partners and Holdings and their respective affiliates and certain incidental registration rights in connection with proposed registrations by the Company of Membership Units under the Securities Act of 1933, and (iii) in the event Voteco, Coinvestment Voteco, Coinvestment Partners and Holdings or their respective affiliates propose to sell to a third party 90% or more of the then-outstanding common equity of the Company, the Employee Holders will consent and not object to such sale, will vote Membership Units held by them in favor of such sale in any required vote, will sell Membership Units held by them at the price and on the terms and conditions upon which Voteco, Coinvestment Voteco, Coinvestment Partners and Holdings or their affiliates sell Membership Units, and will take certain other actions deemed reasonably necessary in furtherance of such sale to a third party. The foregoing description is

(Page 9 of 11 Pages)

qualified in its entirety by the Company LLC Agreement, which is attached hereto as Exhibit 4 and is incorporated by this reference.

                In connection with the application by Messrs. Rothenberg, Cramer and Langer to the Nevada Gaming Commission and other regulatory authorities for approval to participate in the management of gaming operations at the Las Vegas Hilton (the “Gaming Operations”) in connection with the acquisition of Class A Units, The Goldman Sachs Group, Inc. (“GS Group”) and Goldman Sachs (collectively, “Goldman”) and Messrs. Rothenberg, Cramer and Langer have agreed that Goldman will not take any action to influence Messrs. Rothenberg, Cramer and Langer in the exercise of their management or voting rights in respect of Gaming Operations, and Goldman has authorized Messrs. Rothenberg, Cramer and Langer to exercise such rights independently of, and without consultation with, Goldman. The Letter Agreement setting forth this agreement is attached hereto as Exhibit 5 and is incorporated herein by reference.

                Except as set forth above and described in Items 3 and 4, none of the Reporting Persons nor any other person disclosed in Item 2 has any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Name

1	Purchase and Sale Agreement, dated as of December 24, 2003, by and among Colony Resorts LVH Acquisitions, LLC, LVH Corporation and Park Place Entertainment Corporation.*

2	Call Agreement, dated June 18, 2004, by and among the Whitehall Funds and Colony Resorts LVH Coinvestment Voteco, LLC.

3	Transfer Restriction Agreement, dated as of July 19, 2006, by and among Messrs. Rothenberg, Cramer and Langer, Colony Resorts LVH Coinvestment Partners, L.P. and WH/LVH Managers Voteco, LLC.

4	Amended and Restated Limited Liability Company Operating Agreement, dated as of June 18, 2004, for Colony Resorts LVH Acquisitions LLC.**

5	Letter, dated June 18, 2004, among The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. and Messrs. Rothenberg, Cramer and Langer.

6	Joint Filing Agreement, dated July 19, 2006

_______________

*  Incorporated by reference to Colony Resorts LVH Acquisitions, LLC’s Form 10 (File Number 000-50635).

**  Incorporated by reference to Colony Resorts LVH Acquisitions, LLC’s Quarterly Report on Form 10-Q, filed June 28, 2004 (File Number 000-50635).

(Page 10 of 11 Pages)

SIGNATURES

                After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2006

WH/LVH Managers Voteco LLC
/s/ Jonathan Langer
By: Jonathan Langer Title: Member

/s/ Stuart M. Rothenberg
Stuart M. Rothenberg

/s/ Brahm Cramer
Brahm Cramer

/s/ Jonathan Langer
Jonathan Langer

(Page 11 of 11 Pages)